

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 29, 2017

Robert S. White
President and Chief Executive Officer
Entellus Medical, Inc.
3600 Holly Lane North, Suite 40
Plymouth, Minnesota 55447

>   **Re: Entellus Medical, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed September 25, 2017**
>   **File No. 333-220620**

Dear Mr. White:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

>   Sincerely,
>
>   /s/ Tim Buchmiller for
>
>   Amanda Ravitz
>   Assistant Director
>   Office of Electronics and Machinery

cc: Amy E. Culbert, Esq.
        Fox Rothschild LLP